MANAGEMENT FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Management Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) is made and entered into this 26th day of October, 2010 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Fund, Inc. (“Income Fund”) with respect to the Lord Abbett AMT Free Municipal Bond Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to the Lord Abbett AMT Free Municipal Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and bear directly and/or reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, and interest related expenses, do not exceed an annual rate of 0.30%.

2.	This Agreement will be effective from October 26, 2010 through January 31, 2012. This Agreement may be terminated only by the Board of Directors of Income Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Lord Abbett Municipal Income Fund, Inc. have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT MUNICIPAL INCOME FUND, INC.

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary